Matador Resources Company
5400 LBJ Freeway, Suite 1500
Dallas, Texas 75240
January 24, 2014
Via EDGAR
Mr. Karl Hiller
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Matador Resources Company
Form 10-K for Fiscal Year ended December 31, 2012
Filed March 18, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed November 8, 2013
File No. 1-35410
Dear Mr. Hiller:
Matador Resources Company (the “Company”) is submitting its responses to the comments to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended September 30, 2013 (the “Form 10-Q”) set forth in the letter from the staff of the Securities and Exchange Commission (“SEC”) dated December 27, 2013.
The staff’s comments are set forth below in bold type and the Company’s responses are set forth after the staff’s comments.
Form 10-K for the Fiscal Year Ended December 31, 2012
Business
Estimated Proved Reserves, page 23

1.
We note you disclose on page 25 that a portion of the decrease in proved undeveloped (PUD) reserves is a result of the conversion of 0.4 million BOE of PUD reserves to proved developed reserves during 2012. In accordance with the guidance in Item 1203(c) of Regulation S-K, please also disclose the investments and progress made during the year to convert undeveloped reserves to developed reserves, including but not limited to capital expenditures.

RESPONSE:
During the year ended December 31, 2012, we drilled or participated in the drilling of 2 gross (1.1 net) wells that were classified at December 31, 2011 as PUD locations at a net cost of $8.9 million. As a result of the drilling and completion of these wells, we converted 0.4 million BOE of PUD reserves to proved developed producing (PDP) reserves. In our Form 10-K for the year ended December 31, 2013, we will disclose the capital expenditures and progress made during 2013 to convert PUD reserves to proved developed reserves.

2.	As of December 31, 2011, you reported estimated PUD reserves of 21.4 million BOE. Although you removed 16.3 million BOE of PUD natural gas reserves from your total proved reserves during 2012 as disclosed on page 24, you only converted 0.4 million BOE of PUD reserves to proved developed reserves during 2012. Tell us whether your PUDs will be converted within 5 years from the date of initial booking and explain your basis for such conclusion. As part of your response, provide a schedule by operating area (e.g., Eagle Ford, Haynesville, Cotton Valley, etc.) showing the initial booking dates for your PUD reserves investments and progress made by year, and remaining investments and timeline to complete conversion of your PUD to developed reserves.
RESPONSE:
In response to the staff’s request, we are providing supplementally a schedule of PUD locations at December 31, 2012, including the booking date and the estimated proved reserves, estimated date of first production and estimated requisite capital expenditures required to develop each such PUD location (“Schedule A”). Our estimated PUD reserves at December 31, 2012 were 10.0 million BOE. At December 31, 2012, our PUD reserves included a total of 32 gross (28.7 net) locations, of which 30 gross (26.8 net) locations were in the Eagle Ford and 2 gross (1.9 net) locations were in the Haynesville. The two Haynesville PUD locations were booked at December 31, 2010 and were scheduled to be drilled in 2014 and 2015, both within five years from the time they were booked. The 30 Eagle Ford PUD locations were booked at various dates, with the earliest being March 31, 2011. All 30 Eagle Ford locations were scheduled to be drilled at various times during 2013 and 2014, all within five years from the time they were booked.
To demonstrate the progress with our PUD conversions, during the year ended December 31, 2013, as reflected on Schedule A, we drilled 14 gross (14.0 net) wells that were classified as PUD locations at December 31, 2012, converting approximately 4.1 million BOE from PUD reserves to PDP reserves. As noted above, of the remaining PUD reserves at December 31, 2012, on the date such reserves were booked, we expected all of such reserves to be converted to proved developed reserves within five years based on our drilling plans in effect at such time.
We are providing Schedule A to the staff pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and request that such schedule be returned promptly following completion of the staff’s review thereof. In addition, due to its sensitive commercial nature, we are simultaneously requesting confidential treatment for Schedule A under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. §200.83(b) (“FOIA”).
Form 10-Q for the Fiscal Quarter Ended September 30, 2013
Management’s Discussion and Analysis
Overview, page 28

3.
We note you disclose on page 31 that during the second and third quarters of 2013, due to improved natural gas prices, you added 16.7 million BOE of PUD natural gas reserves in the Haynesville shale in Northwest Louisiana to your total proved reserves, 16.3 million BOE of which you had removed from your total proved reserves during 2012 due to declined natural gas prices.

Tell us whether you have committed resources and adopted a development plan to support the rebooking of these reserves, in accordance with the guidance in Question 131.04 of the Compliance and Disclosure Interpretations on Oil and Gas Rules. Provide a schedule showing your development and investment plan for each of the next five years, including a discussion of whether you have the ability to complete development at current costs.
RESPONSE:
In response to the staff’s request, we are providing supplementally a schedule of PUD locations added to our proved reserves at September 30, 2013 as a result of improved natural gas prices, including the booking date and the estimated proved reserves, estimated date of first production and estimated requisite capital expenditures required to develop each such PUD location (“Schedule B”). The additional PUD reserves are attributable to 88 gross (13.3 net) well locations. We estimate that the total cost to drill our net share of these wells will be approximately $120.8 million, which amount will be incurred over the next five years.
Based on our anticipated drilling plans, current available borrowings ($149.7 million at December 31, 2013) and anticipated increases in the borrowing base under our Credit Agreement, anticipated increases in oil and natural gas production and operational cash flow and additional sources of liquidity, we believe we will have sufficient resources to convert the PUD reserves set forth on Schedule B to proved developed reserves. As such, we expect all of such reserves to be converted to proved developed reserves within five years of the date such reserves were classified as proved undeveloped reserves. Because we are not the operator for all of the Haynesville PUD locations we added to our proved reserves at September 30, 2013, our ability to exercise influence over the timing of development of these properties or their associated costs is somewhat limited. Although we do not have direct access to our operating partners’ drilling plans with respect to future well locations in all cases, we maintain ongoing communications with the technical staff of these operators in an effort to understand their drilling plans for purposes of our capital expenditure budget and our booking of any related proved undeveloped well locations and reserves. We review these locations with our independent reservoir engineers on a periodic basis to ensure their concurrence with our estimates of these drilling plans and our approach to booking these reserves.
We are providing Schedule B to the staff pursuant to Rule 12b-4 under the Exchange Act and request that such schedule be returned promptly following completion of the staff’s review thereof. In addition, due to its sensitive commercial nature, we are simultaneously requesting confidential treatment for Schedule B under FOIA.
The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the staff’s comments or changes in disclosure in response to the staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert the staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please let me know if the responses are acceptable. You can reach me at 972-371-5220.
Very truly yours,
/s/ Craig N. Adams
Craig N. Adams
Executive Vice President - Land and Legal

cc:	Mr. Ethan Horowitz
Mr. Mark Wojciechowski
Ms. Lily Dang
Mr. Joseph Wm. Foran
Mr. David E. Lancaster